Correspondence

SCHLUETER & ASSOCIATES, P.C.

5290 DTC PARKWAY, SUITE 150

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

April 28, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ruairi Regan

Re:	Zhong Yuan Bio-Technology Holdings Limited Registration Statement on Form F-1 Amendment No. 1 File No. 333-235983

Dear Mr. Regan,

We represent Zhong Yuan Bio-Technology Holdings Limited (“Registrant”) as US counsel. The Registrant is filing Amendment No. 1 to its Registration Statement on Form F-1 with the Securities and Exchange Commission.

The purpose of this letter is to respond to the comment letter dated February 13, 2020, from the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced registration statement (the “Registration Statement”). For your convenience, the comments have been reproduced below, followed by the Registrant’s response. The Registrant is concurrently filing Amendment No. 1 to the Registration Statement.

Registration Statement on Form F-1

General

1. We note that 161,500,000 or approximately 94.2% of the outstanding shares were issued to your principal shareholder Zhong Yuan Investment Limited on August 31, 2019 and that Mr. Yau Sing Tang, your principal financial officer and a director, holds sole voting and investment power over those shares. We also note that approximately 95.4% of the shares being sold in the offering are being sold by Zhong Yuan Investment Limited. Given the size of the offering relative to the number of common shares held by nonaffiliates, please provide us your legal analysis explaining your basis for determining that this secondary offering is eligible to be made under Rule 415(a)(1)(i). In responding, consider the guidance set forth in Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations. Alternatively, please revise to reflect that Zhong Yuan Investment Limited will sell its shares at a fixed price for the duration of the offering. See Rule 415(a)(4).

U.S. Securities and Exchange Commission

April 28, 2020

Response: The Registrant has significantly reduced the number of shares that are being registered for resale, based upon the Staff’s Comment and the guidance set forth in Question 612.09 of the Staff’s Compliance and Disclosure Interpretations (the “Interpretation”) under the Securities Act of 1933, as amended (“Securities Act”). The number of shares being registered by Zhong Yuan Investment Limited has been reduced to 2,900,000 shares, which is approximately 67 percent of the total number of shares being registered for resale.

Further, revisions have been made in the Amendment to address the comment concerning a fixed price. The disclosure has been revised to provide that the Selling Shareholders may sell their shares at a fixed price of $0.10 per share until the Registrant’s Ordinary Shares are quoted on the OTC Markets at which time the shares may be sold at prevailing market prices or at privately negotiated prices.

As a result of the reduction in the number of shares being offered by Zhong Yuan Investment Limited (“ZYIL”), and for the reasons discussed below, we respectfully submit that the offering contemplated by the Registration Statement is a valid secondary offering by or on behalf of the selling stockholders that may be registered for sale on a continuous basis pursuant to Rule 415(a)(1)(i) under the Securities Act. The Registrant believes that a careful consideration of all of the factors articulated in the Interpretation clearly supports a conclusion that the offering does not amount to a distribution by the selling stockholders on behalf of the Registrant.

As discussed below, 46 individual investors (the “Individual Investors”) acquired the securities for which the Registrant seeks registration in a valid private placement made in reliance on Regulation S adopted under the Securities Act and Regulation D promulgated thereunder (“Private Placement”). Zhong Yuan Investment Limited (“ZYIL”) acquired its shares in a reverse takeover of its wholly owned subsidiary corporation by the Registrant in an exempt transaction made in reliance on Regulation S adopted under the Securities Act and Regulation D promulgated thereunder (“RTO”). The Individual Investors and ZYIL shall be collectively referred to as “Investors.”

The securities being registered for resale by the Investors are ordinary shares without any conversion or preference rights. Each of the 46 Individual Investors acquired his/her/its shares directly from the Registrant at a fixed price of $0.10 per share prior to the initial filing date of the Registration Statement. ZYIL acquired its shares directly in the Registrant at the time that the RTO was completed in August 2019. Each of the Individual Investors unconditionally paid the aggregate purchase price, in full, to the Registrant prior to the date the Registration Statement was filed. No individual Investor, by virtue of the Private Placement, has any right to acquire additional securities or to demand any adjustment in the price at which it purchased its securities in the Private Placement based on future events or otherwise. Thus, the Individual Investors were at market risk from the moment the Subscription Agreements were executed and continue to be at risk today. The same is true for ZYIL, and it has been fully at risk since the RTO was completed.

U.S. Securities and Exchange Commission

April 28, 2020

In short, neither the sale of shares for cash nor the issuance of shares in the RTO possess any of the post-closing re-pricing features that have historically given rise to the Staff’s concerns under Rule 415. Furthermore, we believe that a careful consideration of the factors enumerated in the Interpretation supports the conclusion that the resale registration statement constitutes a valid secondary offering and not an offering “by or on behalf of the Registrant.” We are aware of, and have reviewed correspondence relating to, several secondary offerings in which the Staff, under circumstances very similar to this registration statement, did not recharacterize the offering as a primary offering.

A.    Background

The Registrant is seeking to register 1,450,000 ordinary shares, par value $0.00001 per share (the “Shares”), that were sold to the Individual Investors and 2,900,000 ordinary shares that were issued to ZYIL in the RTO (“RTO Shares”). The Shares and the RTO Shares are being registered for resale (collectively the “Registration Shares”). The Registration Shares may be offered and sold by 47 selling stockholders.

The RTO

On August 31, 2019, the Company closed on a Share Exchange in order to effect the RTO. Pursuant to the Share Exchange, the Company issued 161,500,000 ordinary shares to ZYIL in exchange for all of its outstanding shares of China Bio-Technology Holdings Limited. ZYIL is owned of record by Yau Sing Tang in trust for the benefit of Ting Ting Chang, the Registrant’s Chief Executive Officer (20%), Xianyang Chen, Bao Feng’s Chief Technical Officer (16%), Yu Chang, Ting Ting Chang’s father (41.6%), Shuju Chen (2.4%) and Prime Legend Limited (20%). Prime Legend Limited is 100% owned by Pang Fung Ming, Yau Sing Tang’s wife. Yau Sing Tang is a director and the Registrant’s Chief Financial Officer. ZYIL is registering for resale 200 percent of the shares being registered for resale by the non-affiliated shareholders. ZYIL has not included 158,600,000 ordinary shares that it holds in the Registration Shares.

The Private Placement to the Individual Investors

Following the RTO in August 2019, the management team and board of directors (the “Board”) recognized that the Registrant would need additional working capital beyond what could be generated through operations to fund, among other things, its revenue growth initiatives. Accordingly, in September 2019, the Registrant began planning for the Private Placement to a limited number of investors in the Peoples Republic of China pursuant to the exemption under Regulation S.

Management contacted potential investors within the PRC to discuss the Private Placement and met with a number of the investors in person to discuss the Registrant’s business and prospects. On December 13, 2019, management closed on the sale of 1,450,000 ordinary shares to the Individual Investors, who are all non-affiliated shareholders and residents of the Peoples Republic of China. The 1,450,000 shares were issued under the exemption provided by Regulation S.

U.S. Securities and Exchange Commission

April 28, 2020

Exemption from Registration

The Shares and the RTO Shares were issued pursuant to the exemption from registration provided by Regulation S adopted under the Securities Act. The Private Placement to the Individual Investors is a classic example of a Regulation S transaction, because it is a standalone Regulation S offering, in which the issuer conducted an offering of equity securities solely in a non-U.S. country (the Peoples Republic of China) solely to non-US persons (nationals of the Peoples Republic of China).

Each Individual Investor completed a Regulation S subscription agreement (“Agreement”) and made extensive representations with respect to:

(a)        Access to Information and Significant Risks.

(b)       Sophistication and Knowledge.

(c)        Lack of Liquidity.

(d)       No Public Solicitation.

(e)       Authority.

(f)       No Brokers or Finders.

(g)       Compliance with Local Laws.

(h)       Specific Representations as to the availability of the Regulation S Exemption.

(i)	Regulation S and Resale Legends on Stock Certificates.

(j)       Consent to Entry of Stop Transfer Orders.

(k)       Compliance with U.S.A. PATRIOT Act.

(l)       Agreement that Transfers Must Comply with Regulation S.

(m)       No Registration Rights.

(n)       Provided Passport, Identification Card, Proof of Residence, and Proof of Funds Payment and Source.

The RTO Shares were also issued under Regulation S and ZYIL also made appropriate Regulation S exemption representations to the Registrant.

B.    Non-Affiliates; Relationships with Selling Stockholders

A total of 46 Individual Investors purchased the Shares. Registrant’s management and directors are not aware of any relationships or agreements among any of the Individual Investors or members of management or their affiliates, nor does the Registrant have any reason to believe that such relationships or agreements exist.

U.S. Securities and Exchange Commission

April 28, 2020

The investment by the Individual Investors was negotiated at arm’s length, with each of the Individual Investors incurring all of the economic and market risk attendant to this type of transaction.

None of the Individual Investors are affiliated with Registrant or its affiliates, and none of the Individual Investors were previously affiliated with the Registrant or its affiliates prior to their investment in the Private Placement.

C.    Rule 415 Analysis

In 1983, the SEC adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S-3 or Form F-3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Rule 415(a)(4) provides that:

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.

U.S. Securities and Exchange Commission

April 28, 2020

In the event that the offering registered by the Registration Statement is re-characterized as a primary offering on behalf of the Registrant, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices) unless the Registrant is eligible to use Form F-3 for a primary offering, (ii) the Investors would be deemed to be “underwriters” with respect to the Registration Shares (with the attendant liabilities under Section 11 of the Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities. Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of a selling stockholder to effect the resale of its securities. Because re-characterizing the offering as “by or on behalf of the Registrant” has such a draconian impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies – like the Registrant -- to raise capital, the Staff should only re-characterize a secondary offering as being on behalf of a registrant after careful and complete review of all of the relevant facts and circumstances.

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In the Interpretation, the Staff has set forth a detailed analysis of the relevant factors that should be examined. The Interpretation provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary offering is really on behalf of the issuer is a difficult factual one and is not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer” (emphasis added).

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in the Interpretation is discussed below in the context of the Private Placement and the RTO. In our view, based on a proper consideration of all of those factors, the Staff should conclude that (i) the Registration Statement relates to a valid secondary offering and (ii) all of the Shares and RTO Shares can be registered for sale pursuant to Rule 415(a)(1)(i). The Shares and the RTO Shares may sometimes be hereinafter referred to as the “Securities.”

1.	The length of time that the Investors have held, and will hold, the Securities is inconsistent with a determination that the offering is on behalf of the Registrant.

Presumably, the longer the time the Securities are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Registrant. In this case, the Individual Investors have now held their Securities for approximately 3 months as of the date of this letter, and ZYIL has held its shares for approximately 8 months. Further, for the reasons discussed in Item 2 below, the Investors will likely be required to continue to hold their Securities for a significant additional length of time. This holding period is longer than the period required by the Staff for “PIPE” transactions.

U.S. Securities and Exchange Commission

April 28, 2020

The Staff’s “PIPEs” interpretation is set forth in Question 116.19 of the CDIs for the Securities Act Forms (the “PIPEs Interpretation”). The PIPEs Interpretation provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement…. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the private placement. Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition, a holding period of more than three months must also be sufficient for a valid secondary offering.

This concept comports with long-standing custom and practice in the PIPEs marketplace. In many PIPE transactions a registration statement is filed shortly after closing (typically, 30 days) and declared effective shortly thereafter (typically, 90 days after closing). In the instant case, there was no mandatory requirement for a registration statement to be filed. Filing a resale registration statement was discussed with management, and they were aware of the potential of a full review of the Registration Statement by the SEC, which would significantly extend the amount of time before which the Shares and RTO Shares could be registered for resale. Further, there is no trading market, and a trading market will only occur after the Registration Statement is declared effective and a Form 211 is filed with OTC Corporate Action and approved. This will take additional time after the Registration Statement is declared effective. Given these facts, the Individual Investors did not expect to have the ability to quickly exit their positions.

The factors discussed above, including the length of time that has elapsed since the Shares and the RTO Shares were originally acquired by the Investors and that will ultimately elapse prior to the ordinary shares first becoming saleable in the public market, combine to support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

2.	The circumstances under which the Investors received the Securities do not support a conclusion that the offering is by or on behalf of the Registrant.

The Securities were issued in valid private placements pursuant to Regulation S that analogously complies with the PIPEs Interpretation.

The Private Placement and the facts in this case do not contain the potentially abusive terms that have given rise to previous Staff concerns. The Securities do not contain any post-closing re-pricing features. No Investor, in the Private Placement nor in the RTO, has any other subscription rights to obtain additional ordinary shares or a reduction in the purchase price that it paid for the Securities based on subsequent events or circumstances. The Individual Investors unconditionally paid the full purchase price for the Shares at the time of their subscription, and ZYIL unconditionally transferred ownership and control of its subsidiary and its operations to the Registrant. All of the Individual Investors and ZYIL were, and have continued to be, at market risk. They will continue to be at market risk until the Shares are trading in the US markets, and even if trading the liquidity of that market is uncertain.

U.S. Securities and Exchange Commission

April 28, 2020

All of the Investors specifically represented that they were not acquiring their Securities for the purpose or with the intent of effecting a distribution in violation of the Securities Act. There is no evidence to suggest that those representations were false. Because the Investors are still subject to market risk if the Securities decrease in value, the fact that they were willing to participate in the Private Placement and the RTO with the knowledge that their ability to fully exit their positions would be restricted for an extended period of time should provide additional evidence that they purchased or acquired their Securities as an investment (and not with the intent to effect a distribution in violation of the Securities Act).

In order for the Staff to conclude that the offering covered by the registration statement is in fact a “veiled” secondary offering on behalf of the Company, it would have to conclude that 46 unrelated Investors colluded in contravention of representations each made in their subscription agreements. There is no evidence of any arrangement, agreement or plan among the various Individual Investors to effect a distribution of the Shares.

The circumstances of the Private Placement underscore that it would be virtually impossible for the Investors to effect an illegal distribution because there is no existing trading market for the Securities. In these circumstances, it is not credible to conclude that the Investors have purchased their Securities for the purpose of making a distribution. For all practical purposes, the Investors are locked into their investments, regardless of whether their Shares are registered.

3.	The relationship of the Investors to the Registrant does not support a conclusion that the Investors are acting on behalf of the Registrant.

The Individual Investors became involved in the Private Placement through contact with the management of the Registrant. Other than ZYIL, each of the Individual Investors was approached by management of the Registrant. Except for the relationships arising directly from the Individual Investors’ investments in the Securities, there are not, and there have not been at any time, any relationships between the Registrant and any Individual Investor.

4.	The number of Registration Shares involved in the offering is not dispositive of a conclusion that the Investors acted on behalf of the Registrant.

At the outset, it is important to note that the amount of securities involved in an offering is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415. However, in practical application, it appears that the amount of securities being registered has become the only factor which the Staff finds relevant. This focus on the number of securities being registered is inconsistent with the Interpretation and the facts and circumstances surrounding transactions like the Private Placement and the RTO.

The availability of Rule 415 depends on whether the offering is made by selling stockholders or deemed to be made by or on behalf of the issuer. For the Staff to determine that the offering is really being made on behalf of the Registrant, the Staff must, by definition, conclude that the selling stockholders are seeking to effect a distribution of the securities. If the Staff’s primary concern, as it must be, is that a distribution is taking place, then the number of securities being registered should be one of the least important factors in the Staff’s analysis. Clearly, an illegal distribution of securities can take place when the amount of securities involved is less than one-third of the issuer’s public float. In fact, for the reasons described above, it is far easier to effect an illegal distribution when the number of securities involved is relatively small in relation to the outstanding securities or the public float. As demonstrated above, when investors acquire a large stake of a small public company, it is extremely difficult for them to exit their positions. The larger the investment and the greater the number of shares that they own, the harder it would be for an investor to effect a distribution if it had the intent to do so, especially in the case of a small public company like the Registrant.

U.S. Securities and Exchange Commission

April 28, 2020

Focusing solely on the number of securities being registered in relation to the outstanding securities has a disproportionate impact on smaller public companies - exactly those issuers who are unable to use Form S-3 to register their securities on the shelf and have very limited options to raise funds. It is difficult to harmonize a focus on the number of securities being registered by smaller companies with the SEC’s public commitment to smaller publicly-traded companies. Further, the enactment of the Jumpstart Our Business Startups Act demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller public companies.

Moreover, limiting the number of securities being registered does not effect any significant change in the circumstances of a proposed offering. If the selling stockholders are acting as a mere conduit for the issuer, then reducing the number of securities being sold does not change the investment intent of the selling stockholders or their ability to effect a distribution if, in fact, that was their intent.

Question 216.14 of the CDIs for Securities Act Forms, regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer” (emphasis added).

These interpretive positions make it clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions make it clear that the number of securities being registered is only relevant where the other facts “clearly indicate” that the offering is not in reality a secondary offering. Here, the other facts with regard to the Registrant, the Individual Investors, or ZYIL as discussed elsewhere in this response, clearly indicate that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

Even if the number of Registration Shares covered by the Registration Statement is the sole focus of the inquiry, neither the Private Placement nor the RTO should raise significant concerns about a “disguised” primary offering. As discussed elsewhere in this letter, the Shares and the RTO Shares represent only approximately 0.85% and 1.69%, respectively, of the fully-diluted ordinary shares of the Registrant. We are aware that the Staff has permitted the registration of far more shares as a valid secondary offering in other cases.

U.S. Securities and Exchange Commission

April 28, 2020

5.	The Investors are not in the business of underwriting securities.

As noted above, none of the Investors are broker-dealers. Furthermore, to the Registrant’s knowledge, none of the Investors is in the business of underwriting securities. Each of the Investors represented that (i) it was acquiring the Securities for its own account, and not with a view to the resale or distribution of any part of the Securities in violation of the Securities Act, and (ii) it had no present intention of selling, granting any participation in, or otherwise distributing the Securities in violation of the Securities Act. We respectfully submit that this factor supports the conclusion that the Registration Statement relates to a valid secondary offering and that the offering is not being made “by or on behalf” of the issuer.

6.	The Registrant will not receive any proceeds from the resales of Registration Shares pursuant to the Registration Statement.

Although the Staff indicated in the Interpretation that the question of who receives the proceeds is not the only factor on which an analysis of the character of an offering should be based, it should be important to any such analysis. In this case, the Registrant will not receive any proceeds from the sale or other disposition of the Registration Shares offered by the Investors. The Registrant has no economic interest in the offering. We respectfully submit that this factor supports the conclusion that the Registration Statement relates to a valid secondary offering and that the offering is not being made “by or on behalf” of the issuer.

7.	It does not appear under all of the circumstances that the Investors are acting as a conduit to the Registrant.

It is axiomatic that a “distribution” of securities on behalf of an issuer must be taking place before a person can be acting as a conduit for the issuer and, thus, an “underwriter.” As the facts and analysis provided above demonstrate, the Investors are not engaging in a distribution for the benefit of the Registrant and are not acting as conduits for the Registrant. The Investors made fundamental decisions to invest in the Registrant and disclaimed any intent to illegally distribute their Securities. There is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the Registration Shares, nor is the Registrant aware that there are any agreements or understandings with respect to any subsequent investments of the sale proceeds from an Investor back into the Registrant.

In addition, the number of Registration Shares beneficially owned by the Investors would make it extremely difficult for them to distribute those shares even if that was their intention to do so. None of the Investors are in the business of underwriting securities, and the Registrant will not receive any proceeds from sales of the Registration Shares by the Investors. In these circumstances, we believe the offering that the Registrant seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

D.    Conclusion.

On the basis of the foregoing, we believe that the offering covered by the Registration Statement is appropriately characterized as a valid secondary offering and not an offering “by or on behalf of the Registrant.”

U.S. Securities and Exchange Commission

April 28, 2020

Special Note Regarding Forward Looking Statements, page 3

2. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering.

In response to this comment, we respectfully submit that the safe harbor under the Private Securities Litigation Reform Act does apply to the statements made in this prospectus based on the fact that this is not an initial public offering and does not fall under any other exclusion enumerated in that Act.

Dividend Policy, page 22

3. We are unable to locate the risk factor referenced under this heading. Please advise or revise.

In response to this comment, we have changed the reference under the heading “DIVIDEND POLICY” to read “We have never paid dividends on our shares.”

Business of Bao Feng, page 32

4. Please revise your disclosure to clarify how your business is conducted, including how and where you manufacture your products. Describe in greater detail your relationship and agreements with the Wend Niu Te Qi government, including how the seeds are produced, and MNRDEA, including which of their products you distribute.

In response to this comment, we have added the following disclosure under “Business of Bao Feng:”

“Production of Our Products

We extract the nervonic acid utilized in our products from the seeds of acer truncatum trees. Our seeds are supplied by the Weng Niu Te Qi District government farm in Inner Mongolia, which contains approximately 70,000 mu of wild 100 year old acer truncatum trees. In March, 2017, Bao Feng entered into a cooperation agreement with the Weng Niu Te Qi District under which Bao Feng is to provide the seedlings for an additional 10,000 mu of acer truncatum trees and the government farm will provide the land and plant and maintain the seedlings. The government farm harvests the seeds, which are currently estimated to be approximately 400,000 tons per year, and Bao Feng has the exclusive right to purchase the seeds from both the old and the new trees.

U.S. Securities and Exchange Commission

April 28, 2020

Bao Feng’s breeding base of seedlings results from agricultural technology developed by scientists under contract with Bao Feng. The concentration of nervonic acid from young trees is significantly lower than that from older trees. Our breeding base serves as a strategic reserve for the supply of raw materials for non-high-content nervonic acid products. Low levels of nervonic acid are used for daily supplements, medium levels for health care and high levels for future use in medicine and therapy. As the young trees mature, the concentration of nervonic acid in the seeds of those trees will increase. Therefore, our breeding base is an important part of Bao Feng’s strategy for corporate sustainability.

The nervonic acid is extracted from the acer truncatum seeds and our products are produced by Inner Mongolia Xingyuan Vegetable Oil C., Ltd., located in Mongolia, and by Heze Zonghoo Jianyuan Biotech Co., Ltd., which is located in Shandong Province, China, under contract with Bao Feng. Under the agreements, Bao Feng provides the acer truncatum seeds, the extraction technology and the formula for producing the products, while the other party extracts the nervonic acid from the seeds, provides the other raw materials and manufactures the finished products to the specifications of Bao Feng.”

5. Please disclose the basis for all of your assertions about your competitive position within your industry. We note, for example, your disclosure that "Bao Feng is one of the first nervonic acid biotechnology companies, and the only national high-tech enterprise specializing in the production and application of nervonic acid, in China."

In response to this comment, we have deleted the referenced language and inserted the following language under the heading “Business of Bao Feng”:

“When Bao Feng was formed in 2012, its management was aware of only three major competitors engaged in nervonic acid biotechnology, making Bao Feng one of the first enterprises specializing in the production and application of nervonic acid in China. Our team of scientists has over 30 years combined experience in the field of acer truncatum tree research, and more than 10 years in nervonic acid applications. In addition, Bao Feng achieved the National High-Tech Enterprise Award in 2017. This award recognizes the continuous research and development and the transformation of technological achievements in the high-tech fields supported by the state, forming the core independent intellectual property rights of the enterprise, and the carrying on of business activities on this basis in China (not including resident enterprises registered in Hong Kong, Macao and Taiwan) for more than one year.”

Regulations in China Applicable to Our Business, page 40

6. For each of the laws and regulations discussed under this heading, make clear how you are affected and discuss the extent that you are materially at risk for any non-compliance, as necessary. Additionally, please update your disclosure under “The Draft PRC Foreign Investment Law” to include discussion of the new Foreign Investment Law that took effect on January 1, 2020 and make clear whether either of your PRC businesses are in a restricted or prohibited category.

U.S. Securities and Exchange Commission

April 28, 2020

In response to this comment, we have replaced the disclosure regarding the PRC Foreign Investment Law. In addition, the new disclosure states that Bao Feng’s business does not fall in any field on the Negative List and therefore is not subject to any special management measures for the access of foreign investment.

We have also deleted the discussions of certain other PRC regulations that are not specifically pertinent to the Company’s business and replaced them with discussions of regulations that specifically apply to businesses engaged in retail sales, such as the Registrant. In our opinion, it is now obvious how the Company is affected by each of the included regulations.

Tax Regulations, page 45

7. Please clarify the tax laws and rates that are applicable to you and your subsidiaries, including in China, Hong Kong, the Cayman Islands and the United States.

In response to this comment, Bao Feng’s current PRC tax rates have been added to the disclosure under “Tax Regulations.”

With respect to the other countries mentioned in the Staff’s comment, the Company does not conduct any operations in Hong Kong, the Cayman Islands or the United States. The Hong Kong subsidiary may receive dividends from its China subsidiary; however, dividends are not taxed in Hong Kong. China imposes a withholding tax on dividends paid from a China subsidiary to a Hong Kong parent company that is equal to 5% of the dividend and that fact is disclosed under “REGULATIONS IN CHINA APPLICABLE TO OUR BUSINESS – Tax Regulations – PRC Withholding Tax.” No taxes are owed in the Cayman Islands since the Company is an exempted company under the Cayman Islands Companies’ Law (Revised), and there is no nexus between the Company and the United States, so the Company is not subject to US tax.

Enforceability of Civil Liabilities, page 61

8. Here or under “Our shareholders do not have the same protections or information generally available, page 19,” please name your Cayman Islands and Hong Kong counsel and provide their consents. Please see Item 101(g)(2) of Regulation S-K.

In response to this comment, the Company’s Cayman Islands counsel has been identified as Harney, Westwood & Riegels in the section entitled “ENFORCEMENT OF CIVIL LIABILITIES.”

U.S. Securities and Exchange Commission

April 28, 2020

Auditors' Report, page F-14

9. Please provide an updated auditors’ report from Centurion ZD CPA & Co. which discloses the audit firm’s tenure in accordance with AS 3101.

In response to this comment, we have included an updated auditors’ report from Centurion ZD CPA & Co. which discloses that that firm has served as the Company’s auditor since 2019.

Pro Forma Condensed Combined Financial Information, page F-35

10. In an amended filing, please update your financial information, financial statements and pro forma financial information or otherwise advise. In your amended filing, please update the financial statements for both Zhong Yuan and China Bio-tech. Reference is made to Item 8.A of Form 20-F.

Amendment 1 to the Registration Statement on Form F-1 includes financial information and financial statements of Zhong Yuan as of and for the fiscal years ended December 31, 2017 and 2018 (audited) and as of and for the six months ended September 30, 2019 (unaudited). Since the acquisition of China Bio-tech occurred in August 2019, the September 30, 2019 consolidated financial statements include the financial position and operations of China Bio-tech.

The Amendment also includes financial information and financial statements of China Bio-tech as of and for the fiscal years ended March 31, 2018 and 2019 (audited) and pro forma financial statements of Zhong Yuan and China Bio-tech as of March 31, 2019.

11. Please enhance your disclosure to clarify that the Zhong Yuan historical financial information is as of 12-31-18 and for the year then ended. Additionally, indicate in the headers for each pro forma financial statement that the information is unaudited. Finally, we note that there is a 90 day gap between the operating information provided for Zhong Yuan and China Bio-tech. Please consider expanding your footnote disclosure to include a discussion of any significant operating expenses incurred by Zhong Yuan during this period.

Headers have been added to the historical columns in the pro forma financial statements to indicate that Zhong Yuan’s information is as of and for the year ended 12/31/2018 and that China Bio-tech’s information is as of and for the year ended 3/31/2019. In addition, the headers above the historical columns in the pro forma financial statements have been revised to indicate that the information is audited and the header above the “Combined” column has been revised to indicate that the information is unaudited, in lieu of including that information in the heading of each page as appeared in the original filing.

U.S. Securities and Exchange Commission

April 28, 2020

12.  Please consider expanding your disclosure to include a discussion of how you intend to account for the merger transaction between Zhong Yuan and China Bio-tech.

In response to this comment, the statement that the acquisition has been accounted for as a reverse merger has been added to Note 1 of the pro forma financial statements and to Note 1 of Zhong Yuan’s September 30, 2019 unaudited consolidated financial statements. Please note that that statement also appears under the heading “Overview” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

If you have any questions relating to the Registration Statement, please contact Tina Chang, the Registrant’s President, at her email address of 502332188@qq.com, or Gareth Tang, the Registrant’s CFO, at his email address of gareth@gcaadvisors.com.hk.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with me, please feel free to call me at the above telephone number.

Very truly yours,

/s/ Henry F. Schlueter

Henry F. Schlueter

C: Zhong Yuan Bio-Technology Holdings Limited

     Centurion ZD CPA & CO.